UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
28 March 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Phillips 66 Partners LP

File No. 1-36011 - CF# 30729

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Phillips 66 Partners LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 3, 2014.

Based on representations by Phillips 66 Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through March 1, 2019
Exhibit 10.5	through March 1, 2024
Exhibit 10.6	through March 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary